EXECUTION COPY
                                                             --------------


                        SHAREHOLDER VOTING AGREEMENT



                                BY AND AMONG

                                 AMGEN INC.

                    AMERICAN HOME PRODUCTS CORPORATION,

                           MDP HOLDINGS, INC. AND

                         LEDERLE PARENTERALS, INC.



                       Dated as of December 16, 2001





                        SHAREHOLDER VOTING AGREEMENT

         This SHAREHOLDER VOTING AGREEMENT (this "Agreement") is entered into as of December 16, 2001, by and among Amgen Inc., a Delaware corporation ("Parent"), American Home Products Corporation, a Delaware corporation ("AHP"), MDP Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of AHP ("Sub 1"), and Lederle Parenterals, Inc., a New Jersey corporation and wholly-owned subsidiary of AHP ("Sub 2" and, together with AHP and Sub 1, the "Shareholders").

                            W I T N E S S E T H:

         WHEREAS, as of the date hereof, each Shareholder "beneficially owns" (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) and is entitled to dispose of (or to direct the disposition of) and to vote (or to direct the voting of) the number of shares of common stock, par value $0.01 per share (the "Common Stock"), of Immunex Corporation, a Washington corporation (the "Company"), set forth opposite such Shareholder's name on Schedule I hereto (such shares of Common Stock, together with any other shares of Common Stock the voting power over which is acquired by any Shareholder during the period from and including the date hereof through and including the date on which this Agreement is terminated in accordance with its terms, are collectively referred to herein as the "Subject Shares");

         WHEREAS, Parent, AMS Acquisition Inc., a Washington corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and the Company propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent (the "Merger"); and

         WHEREAS, as a condition to the willingness of Parent to enter into the Merger Agreement, and as an inducement and in consideration therefor, each Shareholder is executing this Agreement.

         NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

                                 ARTICLE I
                                DEFINITIONS

         Section 1.1 Capitalized Terms. For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

         Section 1.2 Other Definitions. For purposes of this Agreement:

         (a) "Affiliate" means, with respect to any specified Person, any Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified. For purposes of this Agreement, with respect to each Shareholder, the term "Affiliate" shall not include the Company and the Persons that directly, or indirectly through one or more intermediaries, are controlled by the Company.

         (b) "Governance Agreement" means the Amended and Restated Governance Agreement by and among the Company, American Cyanamid Company and Lederle Oncology Corporation, dated as of December 15, 1992, as amended.

         (c) "Person" means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group.

         (d) "Representative" means, with respect to any particular Person, any director, officer, employee, accountant, consultant, legal counsel, investment banker, advisor, agent or other representatives of such Person.

                                ARTICLE II
                   VOTING AGREEMENT AND IRREVOCABLE PROXY

         Section 2.1 Agreement to Vote the Subject Shares. Each Shareholder, in its capacity as such, hereby agrees that, during the period commencing on the date hereof and continuing until the termination of this Agreement (such period, the "Voting Period"), at any meeting (or any adjournment or postponement thereof) of the Company's shareholders, however called, or in connection with any written consent of the Company's shareholders, such Shareholder shall vote (or cause to be voted) its Subject Shares (x) in favor of the approval of the terms of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (and any actions required in furtherance thereof), (y) against any action, proposal, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of any Shareholder contained in this Agreement, and (z) except with the written consent of Parent, against the following actions or proposals (other than the transactions contemplated by the Merger Agreement): (i) any Acquisition Proposal; and (ii) (A) any change in the persons who constitute the board of directors of the Company that is not approved in advance by at least a majority of the persons who were directors of the Company as of the date of this Agreement (or their successors who were so approved); (B) any material change in the present capitalization of the Company or any amendment of the Company's articles of incorporation or bylaws; (C) any other material change in the Company's corporate structure or business; or (D) any other action or proposal involving the Company or any of its subsidiaries that is intended, or could reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Merger Agreement; provided, however, that nothing in this Agreement shall limit or affect any actions taken by any member of the board of directors of the Company nominated by, or appointed at the request of, AHP solely in his or her capacity as a director of the Company; provided, further, that nothing in this Agreement shall be interpreted as obligating the Shareholders to exercise any options to acquire shares of Common Stock. Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent. Each Shareholder agrees not to enter into any agreement or commitment with any Person the effect of which would be inconsistent with or violative of the provisions and agreements contained in this Article II.

         Section 2.2 Grant of Irrevocable Proxy. Each Shareholder hereby appoints Parent and any designee of Parent, and each of them individually, as such Shareholder's proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the Voting Period with respect the Subject Shares in accordance with
Section 2.1. This proxy is given to secure the performance of the duties of each Shareholder under this Agreement. The Shareholders shall promptly cause a copy of this Agreement to be deposited with the Company at its principal place of business. Each Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy.

         Section 2.3 Nature of Irrevocable Proxy. The proxy and power of attorney granted pursuant to Section 2.2 by each Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by such Shareholder. The power of attorney granted by each Shareholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of such Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

                                ARTICLE III
                                 COVENANTS

         Section 3.1 Generally.

         (a) Except for pledges in existence as of the date hereof, each Shareholder agrees that during the Voting Period, except as contemplated by the terms of this Agreement, it shall not (i) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (collectively, a "Transfer"), or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any or all of the Subject Shares; provided, however, that any Shareholder may Transfer any or all of its Subject Shares to any other Shareholder or to any wholly owned subsidiary of AHP that agrees in writing to be bound by the terms of this Agreement and, with the consent of Parent (which consent shall not be unreasonably withheld), may pledge or encumber any Subject Shares so long as such pledge or encumbrance would not impair any Shareholder's ability to perform its obligations under this Agreement; or (ii) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting its ability to perform its obligations under this Agreement.

         (b) In the event of a stock dividend or distribution, or any change in the Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the term "Subject Shares" shall be deemed to refer to and include the Subject Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged or which are received in such transaction.

         (c) AHP agrees that it shall not, and it shall cause its controlled Affiliates not to, (i) directly or indirectly, acquire additional shares of Common Stock (including through the exercise of subscription rights as set forth in Section 2.01 of the Governance Agreement or quarterly purchase rights as set forth in Section 2.02 of the Governance Agreement) or (ii) exercise any of the registration rights set forth in Article VI of the Governance Agreement.

         Section 3.2 Standstill Obligations of Shareholders. Each
Shareholder, jointly and severally, covenants and agrees with Parent that, during the Voting Period:

         (a) Such Shareholder shall not, nor shall such Shareholder permit any controlled Affiliate of such Shareholder to, nor shall such Shareholder act in concert with or permit any controlled Affiliate to act in concert with any Person to make, or in any manner participate in, directly or indirectly, a "solicitation" of "proxies" (as such terms are used in the rules of the Securities and Exchange Commission) or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any shares of Common Stock in connection with any vote or other action on any matter, other than to recommend that shareholders of the Company vote in favor of the Merger and the Merger Agreement and otherwise as expressly provided by Article II of this Agreement.

         (b) Such Shareholder shall not, nor shall such Shareholder permit any controlled Affiliate of such Shareholder to, nor shall such Shareholder act in concert with or permit any controlled Affiliate to act in concert with any Person to, deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any arrangement or agreement with any Person with respect to the voting of such shares of Common Stock, except as provided by Article II of this Agreement.

         (c) Such Shareholder shall not, and shall direct its Representatives not to, directly or indirectly, through any officer, director, agent or otherwise, enter into, solicit, initiate, conduct or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or provide any information to, any Person, other than Parent, relating to any Acquisition Proposal; provided, however, that, in connection with Acquisition Proposals as to which Parent has received a Superior Proposal Notice, AHP may provide information and engage in discussions to the same extent as the Company is so permitted pursuant to Section 6.4(c) of the Merger Agreement. Each Shareholder hereby represents that it is not now engaged in discussions or negotiations with any party other than Parent with respect to any Acquisition Proposal. Promptly after receipt of any Acquisition Proposal or any request for nonpublic information or inquiry which it reasonably believes could lead to an Acquisition Proposal, AHP shall provide Parent with written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the person or group making any such Acquisition Proposal, request or inquiry, and a copy of all written materials provided in connection with such Acquisition Proposal, request or inquiry. After receipt of the Acquisition Proposal, request or inquiry, AHP shall promptly keep Parent informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry.

         (d) Notwithstanding any of the provisions of this Agreement, AHP has two representatives on the Company's Board of Directors and such persons will act in their capacities as directors of the Company in accordance with their fiduciary duties to the Company and its shareholders.

         Section 3.3 Further Agreements of Parent. Parent hereby covenants and agrees with the Shareholders that it shall take all reasonably necessary actions to ensure that immediately following the Effective Time, each Shareholder or its designee shall receive the Cash Consideration in immediately available funds with respect to such number of Subject Shares for which such Shareholder is entitled to receive pursuant to the terms of the Merger Agreement; provided, that such Shareholder or its designee shall have surrendered to Parent a Certificate or Certificates evidencing such number of Subject Shares together with a letter or letters of transmittal in accordance with Section 2.2 of the Merger Agreement, duly executed and completed in accordance with the instructions thereto. The remainder of the Merger Consideration that the Shareholders would be entitled to under the Merger Agreement would be distributed following the Effective Time in the manner set forth in the Merger Agreement.

                                ARTICLE IV
             REPRESENTATIONS AND WARRANTIES OF EACH SHAREHOLDER

         Each Shareholder hereby represents and warrants, jointly and severally, to Parent as follows:

         Section 4.1 Due Organization, etc. Each Shareholder is a company duly organized and validly existing under the laws of the jurisdiction of its incorporation. Each Shareholder has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by each Shareholder have been duly authorized by all necessary action on the part of such Shareholder.

         Section 4.2 Ownership of Shares. Schedule I sets forth, opposite each Shareholder's name, the number of shares of Common Stock over which such Shareholder has record and beneficial ownership as of the date hereof. As of the date hereof, each Shareholder is the lawful owner of the shares of Common Stock denoted as being owned by such Shareholder on Schedule I and has the sole power to vote (or cause to be voted) such shares of Common Stock. Except as set forth on such Schedule I and as provided in the Governance Agreement, no Shareholder nor any Affiliate of a Shareholder owns or holds any right to acquire any additional shares of any class of capital stock of the Company or other securities of the Company or any interest therein or any voting rights with respect to any securities of the Company. Each Shareholder has good and valid title to the Common Stock denoted as being owned by such Shareholder on Schedule I, free and clear of any and all pledges, mortgages, liens, charges, proxies, voting agreements, encumbrances, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than those created by this Agreement or provided in the Governance Agreement or as could not reasonably be expected to impair any Shareholder's ability to perform its obligations under this Agreement.

         Section 4.3 No Conflicts. (i) No filing with any governmental authority, and no authorization, consent or approval of any other Person is necessary for the execution of this Agreement by any Shareholder and the consummation by any Shareholder of the transactions contemplated hereby and
(ii) none of the execution and delivery of this Agreement by the Shareholders, the consummation by any Shareholder of the transactions contemplated hereby or compliance by any Shareholder with any of the provisions hereof shall (A) conflict with or result in any breach of the organizational documents of any Shareholder, (B) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which any Shareholder is a party or by which any Shareholder or any of its Subject Shares or assets may be bound, or (C) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation, except for any of the foregoing as could not reasonably be expected to impair any Shareholder's ability to perform its obligations under this Agreement.

         Section 4.4 Reliance by Parent. Each Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by such Shareholder.

                                 ARTICLE V
                  REPRESENTATIONS AND WARRANTIES OF PARENT

         Parent hereby represents and warrants to the Shareholders as follows:

         Section 5.1 Due Organization, etc. Parent is a company duly organized and validly existing under the laws of the jurisdiction of its incorporation. Parent has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Parent have been duly authorized by all necessary action on the part of Parent.

         Section 5.2 Conflicts. (i) No filing with any governmental authority, and no authorization, consent or approval of any other Person is necessary for the execution of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby and (ii) none of the execution and delivery of this Agreement by Parent, the consummation by Parent of the transactions contemplated hereby shall (A) conflict with or result in any breach of the organizational documents of Parent, (B) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which Parent is a party or by which Parent or any of its assets may be bound, or (C) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation, except for any of the foregoing as could not reasonably be expected to impair Parent's ability to perform its obligations under this Agreement.

         Section 5.3 Reliance by the Shareholders. Parent understands and acknowledges that the Shareholders are entering into this Agreement in reliance upon the execution and delivery of the Merger Agreement by Parent.

                                ARTICLE VI
                                Termination

         Section 6.1 Termination. This Agreement shall terminate, and none of Parent or any Shareholder shall have any rights or obligations hereunder and this Agreement shall become null and void and have no effect upon the earliest to occur of (i) the mutual consent of Parent and AHP, (ii) the Effective Time, (iii) the date of termination of the Merger Agreement in accordance with its terms, (iv) the date of any modification, waiver or amendment to the Merger Agreement in a manner that reduces either the Exchange Ratio or the Cash Consideration, and (v) December 31, 2002; provided, however, that termination of this Agreement shall not prevent any party hereunder from seeking any remedies (at law or in equity) against any other party hereto for such party's breach of any of the terms of this Agreement. Notwithstanding the foregoing, Section 7.1 and Sections 7.5 through 7.18, inclusive, of this Agreement shall survive the termination of this Agreement.

                                ARTICLE VII
                               MISCELLANEOUS

         Section 7.1 Appraisal Rights. To the extent permitted by applicable law, each Shareholder hereby waives any rights of appraisal or rights to dissent from the Merger that it may have under applicable law.

         Section 7.2 Publication. Each Shareholder hereby permits Parent to publish and disclose in the Proxy Statement/Prospectus (including all documents and schedules filed with the Securities and Exchange Commission) its identity and ownership of shares of Common Stock and the nature of its commitments, arrangements and understandings pursuant to this Agreement; provided, however, that such publication and disclosure is subject in all cases to the prior review and comment by AHP and its advisors.

         Section 7.3 HSR Requirements. Each Shareholder agrees promptly to make all necessary filings, if any, and thereafter make any other required submissions, if any, with respect to the Merger Agreement, the AHP Agreements (as that term is defined in the Merger Agreement), the Merger and the transactions contemplated by the Merger Agreement required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, any antitrust and competition laws of any other applicable jurisdiction and any other applicable law. Each Shareholder shall cooperate with Parent in connection with the making of any such filings referenced in the preceding sentence, including providing copies of all such documents to Parent and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith.

         Section 7.4 Affiliate Letters. Each Shareholder agrees to execute an affiliate agreement, as soon as practicable after the date hereof, in substantially the form attached hereto as Exhibit 7.4.

         Section 7.5 Further Actions. Each of the parties hereto agrees that it will use its reasonable best efforts to do all things necessary to effectuate this Agreement.

         Section 7.6 Fees and Expenses. Except as provided below, each of the parties shall be responsible for its own fees and expenses (including, without limitation, the fees and expenses of financial consultants, investment bankers, accountants and counsel) (collectively, "Fees") in connection with the entering into of this Agreement and the consummation of the transactions contemplated hereby and by the Merger Agreement. In the event that the Merger Agreement is terminated (i) pursuant to Section 8.1(a) or Section 8.1(h)(ii) of the Merger Agreement, or (ii) by the Company pursuant to Section 8.1(e) or Section 8.1(g) of the Merger Agreement, then Parent shall promptly reimburse AHP for all of the Fees of the Shareholders incurred in connection with the transactions contemplated hereby and by the Merger Agreement; provided, however, that Parent's liability for Fees payable to AHP pursuant to this Section 7.6 shall in no event exceed $3 million.

         Section 7.7 Amendments, Waivers, etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by each of the parties hereto. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

         Section 7.8 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedies at law or in equity.

         Section 7.9 Notices. Any notices or other communications required or permitted under, or otherwise in connection with this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission (with confirmation) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by national overnight courier, in each case as follows:

         If to Parent or Merger Sub, addressed to it at:

                           Amgen Inc.
                           One Amgen Center Drive
                           Thousand Oaks, California 91320-1799
                           Fax:   (805) 449-3540
                           Attn:  Chief Executive Officer

                           with a copy to:

                           Latham & Watkins
                           885 Third Avenue, Suite 1000
                           New York, NY  10022-4802
                           Fax:   (212) 751-4864
                           Attn:  Charles Nathan

                           and

                           Latham & Watkins
                           633 West Fifth Street, Suite 4000
                           Los Angeles, CA  90071-2007
                           Fax:   (213) 891-8763
                           Attn:  Gary Olson
                                  Paul D. Tosetti
                                  Charles Ruck

         If to any Shareholder, addressed to:

                           American Home Products Corporation
                           Five Giralda Farms
                           Madison, NJ 07940
                           Fax:   (973) 660-7156
                           Attn:  Louis L. Hoynes, Esq.

                           with a copy to:

                           Simpson Thacher & Bartlett
                           425 Lexington Avenue
                           New York, NY  10017
                           Fax:  (212) 455-2502
                           Attn:  Charles I. Cogut

         Section 7.10 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         Section 7.11 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

         Section 7.12 Entire Agreement. This Agreement (together with the Merger Agreement, to the extent referred to herein) constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

         Section 7.13 Assignment. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the parties, except that each of Parent and Merger Sub may assign and transfer its rights and obligations hereunder to any direct or indirect wholly subsidiary of Parent.

         Section 7.14 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

         Section 7.15 Mutual Drafting. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.

         Section 7.16 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

         (a) This Agreement and the transactions contemplated hereby, and all disputes between the parties under or related to the Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the application of Delaware principles of conflicts of laws.

         (b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Delaware State court, or Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware State court or, to the extent permitted by law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware State or Federal court, and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware State or Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 7.9. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by law.

         (c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS,
(II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS,
(III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.16(c).

         Section 7.17 Counterparts. This Agreement may be executed in counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

         Section 7.18 Acknowledgement. The parties hereto acknowledge and agree that this Agreement is entered into pursuant to the provisions of
Section 23B.07.310 of the Business Corporation Act of the State of
Washington.

                                 * * * * *


         IN WITNESS WHEREOF, Parent and each Shareholder have caused this Agreement to be duly executed as of the day and year first above written.

                                 AMGEN INC.
                                 a Delaware corporation


                                 By: /s/ Kevin W. Sharer
                                    ------------------------------
                                    Name:  Kevin W. Sharer
                                    Title: Chairman of the Board, CEO
                                           and President


                                 AMERICAN HOME PRODUCTS CORPORATION
                                 a Delaware corporation


                                 By: /s/ Kenneth Martin
                                    ------------------------------
                                    Name:  Kenneth Martin
                                    Title: Senior Vice President and
                                           Chief Financial Officer


                                 MDP HOLDINGS, INC.
                                 a Delaware corporation


                                 By: /s/ Kenneth Martin
                                    ------------------------------
                                    Name:  Kenneth Martin
                                    Title: Executive Vice President


                                 LEDERLE PARENTERALS, INC.
                                 a New Jersey corporation


                                 By: /s/ Kenneth Martin
                                    -------------------------------
                                    Name:  Kenneth Martin
                                    Title: Vice President





                                 Schedule I
                                 ----------

                         Ownership of Common Stock
                         -------------------------



        Name and Address of Shareholder                  Number of Shares
        -------------------------------                  ----------------

        American Home Products Corporation(1)                   0
        Five Giralda Farms
        Madison, NJ 07940

        MDP Holdings, Inc.                                 180,153,032
        Five Giralda Farms
        Madison, NJ 07940

        Lederle Parenterals, Inc.                           43,225,056
        Five Giralda Farms
        Madison, NJ 07940



        -------------

        (1) American Home Products Corporation beneficially owns the shares held by MDP Holdings, Inc. and Lederle Parenterals, Inc.




                                Exhibit 7.4

                              Affiliate Letter